Annual Stockholder Meeting Results:
The Fund held its annual meeting of stockholders on April 14, 2011. Stockholders voted as indicated below:

                                                            Withheld
                                     Affirmative            Authority

Election of Bradford K. Gallagher
Class II to serve until 2014         10,296,087             147,719
Re-election of Hans W. Kertess
Class II to serve until 2014         10,283,708             160,098
Re-election of John C. Maney+
Class II to serve until 2014         10,283,226             160,580
Election of Alan Rappaport
Class III to serve until 2012        10,305,735             138,071

The other members of the Board of Directors at the time of the meeting, namely, Paul Belica, James A. Jacobson and William B. Ogden, IV continued to serve as Directors.

+ Interested Director